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                                July 15, 2022

       Steve Brassard
       Director, Finance
       ALR Technologies SG Pte. Ltd.
       1 North Bridge Road
       #06-29 High Street Centre
       Singapore 179094

                                                        Re: ALR Technologies SG
Pte. Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed on June 21,
2022
                                                            File No. 333-265166

       Dear Mr. Brassard:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed June 21, 2022

       Forward Looking Statements, page 1

   1.                                                   Considering this
appears to be the initial offering of this registrant, it also appears the safe harbors to which you
refer do not apply. Please revise to remove those references.
       Business, page 80

   2. We note your disclosure that in 2020 you "initiated a clinic pilot with Singapore General
                                                        Hospital to prove the
efficacy of the ALRT Diabetes Solution in insulin-treated diabetes patients." Please
update your disclosure to describe the status of such clinic pilot.
       Manufacturers, page 87
 Steve Brassard
ALR Technologies SG Pte. Ltd.
July 15, 2022
Page 2

3. We note your disclosure that you have "entered into an agreement with Bionime
      Corporation to market and sell the ALRT Diabetes Solution to diabetes patients of private physicians in Singapore." Please revise to describe the material terms of this agreement, including the respective rights and obligations of each party. Also revise to describe the amount of sales that were generated pursuant to this agreement.
General

4.    We note the tax consequences to U.S. Holders described beginning on page
35. Please
      revise to clarify whether these consequences were considered in proposing and approving the reincorporation. Also revise to describe the tax consequences to your controlling shareholders as a result of the reincorporation.
5. Please file as an exhibit the agreement referenced in the Form 8-K filed by ALR Nevada on July 5, 2022.
6. Please include a revised filing fee table to account for the increased number of shares you intend to issue in the reincorporation merger, as compared to your initial filing on Form F-
      4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at (202) 551-3794 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameSteve Brassard
                                                            Division of
Corporation Finance
Comapany NameALR Technologies SG Pte. Ltd.
                                                            Office of
Manufacturing
July 15, 2022 Page 2
cc:       Rick Guerisoli
FirstName LastName